POLSKA TELEFONIA CYFROWA SP. Z O.O.

CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED
MARCH 31, 2002 AND MARCH 31, 2001

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Condensed Consolidated Statements of Operations
       for the three month periods ended March 31, 2002 and March 31, 2001
                              (in thousands of PLN)
--------------------------------------------------------------------------------



                                              Notes   Three month period   Three month period
                                                             ended                ended
                                                         March 31, 2002      March 31, 2001
                                                          (unaudited)          (unaudited)

Net sales                                       5           1,126,180              981,154

Cost of sales                                   6           (687,481)            (619,391)
                                                        -------------        -------------
Gross margin                                                  438,699              361,763

Operating expenses                              6           (189,992)            (206,798)
                                                        -------------        -------------
Operating profit                                              248,707              154,965

Non-operating items
Interest and other financial income                            65,438              190,575
Interest and other financial expenses                       (247,289)            (204,311)
                                                        -------------        -------------
Profit before taxation                                         66,856              141,229

Taxation charge                                              (14,626)              (4,511)
                                                        -------------        -------------
Net profit for the period                                      52,230              136,718
                                                             ========             ========



              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                      Condensed Consolidated Balance Sheets
                   as at March 31, 2002 and December 31, 2001
                              (in thousands of PLN)
--------------------------------------------------------------------------------


                                                  Notes            As at               As at
                                                              March 31, 2002     December 31, 2001
                                                                (unaudited)        (reclassified)
Current assets

    Cash and cash equivalents                                        26,348                36,511
    Short-term investments and other                                101,048                98,278
    financial assets
    Debtors and prepayments                                         519,145               538,822
    Inventory                                                       190,182               167,114
                                                             ----------------    ----------------
                                                                    836,723               840,725
Long-term assets
    Tangible fixed assets, net                      7             3,712,333             3,783,810
    Intangible fixed assets, net                    8             2,472,732             2,412,810
    Financial assets                                                131,624               105,985
    Deferred costs                                                   75,992                74,123
                                                             ---------------------------------------
                                                                  6,392,681             6,376,728
                                                             ---------------------------------------
Total assets                                                      7,229,404             7,217,453
                                                                ===========           ===========
Current liabilities
    Accounts payable                                                218,565               286,621
    Amounts due to State Treasury                                    87,856                46,184
    Interest-bearing liabilities                    9               235,096               190,429
    Accruals                                                        134,435               123,686
    Deferred income and other liabilities                           241,323               224,260
                                                             -----------------  -----------------
                                                                    917,275               871,180
Long-term liabilities
    Interest-bearing liabilities                    9             5,008,849             5,083,933
    Non-interest-bearing liabilities                                165,335               193,822
    Deferred tax liability, net                                      64,785                52,121
    Provisions for liabilities and charges                           22,620                20,652
                                                             --------------------------------------
                                                                  5,261,589             5,350,528
                                                             ---------------------------------------
Total liabilities                                                 6,178,864             6,221,708
                                                             ---------------------------------------
Capital and reserves
    Share capital                                                   471,000               471,000
    Additional paid-in capital                                      409,754               409,754
    Hedge reserve                                                  (94,390)              (96,955)
    Accumulated profit                                              264,176               211,946
                                                             ----------------------------------------
                                                                  1,050,540               995,745
                                                             ----------------------------------------
Total equity and liabilities                                      7,229,404             7,217,453
                                                                ===========           ===========




              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Condensed Consolidated Statements of Cash Flows
       for the three month periods ended March 31, 2002 and March 31, 2001
                              (in thousands of PLN)
--------------------------------------------------------------------------------



                                                              Three month        Three month
                                                              period ended      period ended
                                                             March 31, 2002    March 31, 2001
                                                              (unaudited)        (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net profit before taxation                                         66,856          141,229
Adjustments for:
Depreciation and amortization                                     228,129          169,490
Charge to provision                                                18,794           25,565
and write-offs of doubtful debtors
Charge to provision for inventory                                   3,014            2,292
Other provisions long-term                                          1,968             (15)
Foreign exchange (gains)/losses, net and changes in                73,911         (99,306)
financial instruments fair value
(Gain)/loss on disposal of tangibles and intangibles                (828)              614
Interest expense, net                                             107,940           97,523
                                                           -------------------------------------
Operating cash flows before working capital changes               499,784          337,392

Increase in inventory                                            (26,082)            (898)
Increase in debtors, prepayments and deferred cost                    114           43,890
Increase in trade payables and accruals                            77,618           76,585
                                                           -------------------------------------
Cash from operations                                              551,434          456,969

Interest paid                                                   (138,666)        (103,227)
Interest received                                                   3,812            5,416
Income taxes paid                                                   (331)            (732)
                                                           -------------------------------------
Net cash from operating activities                                416,249          358,426

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of intangible fixed assets                             (42,943)        (503,608)
Purchases of tangible fixed assets                              (182,872)        (478,886)
Proceeds from sale of equipment and intangibles                     2,884            1,190
                                                           ------------------ ------------------
Net cash used in investing activities                           (222,931)        (981,304)

CASH FLOWS (USED IN)/
FROM FINANCING ACTIVITIES:
Net proceeds from Bank Credit Facilities                        (254,015)        1,678,416
Repayment of Loan Facility                                              -        (836,158)
Net change in overdraft facility                                   50,432         (26,543)
                                                           -------------------------------------
Net cash (used in)/from financing activities                    (203,583)          815,715

Net (decrease)/increase in cash and cash equivalents             (10,265)          192,837

Effect of foreign exchange changes                                    102            (930)
on cash and cash equivalents

Cash and cash equivalents at beginning of period                   36,511           29,465
                                                           -----------------  ----------------
Cash and cash equivalents at end of period                         26,348          221,372
                                                                  =======          =======





              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
             Condensed Consolidated Statements of Changes in Equity
                 for the three month period ended March 31, 2002
               and the twelve month period ended December 31, 2001
                              (in thousands of PLN)
--------------------------------------------------------------------------------


                                  Share Capital   Additional   Hedge reserve     Accumulated        Total
                                                   paid-in                     profit/(deficit)
                                                    capital

Balance as at                        471,000       409,754               -         (193,807)*      686,947
January 1, 2001

Effect of adopting IAS 39                  -             -               -         (21,468)       (21,468)

Net profit for the period                  -             -               -          136,718        136,718
                                  ------------------------------------------------------------------------------
Balance as at March 31, 2001         471,000       409,754               -         (78,557)        802,197
(unaudited)

Fair value losses on cash flow             -             -        (96,955)                -       (96,955)
hedge, less tax effect

Net profit for the period                  -             -               -          290,503        290,503
                                  -------------------------------------------- ---------------  ---------------
Balance as at                        471,000       409,754        (96,955)          211,946        995,745
December 31, 2001
                                      ======        ======          ======           ======        =======

Balance as at                        471,000       409,754        (96,955)          211,946        995,745
January 1, 2002

Fair value gains on cash flow              -             -           2,565                -          2,565
hedge, less tax effect

Net profit for the period                  -             -               -           52,230         52,230
                                  ------------------------------------------------------------------------------
Balance as at March 31, 2002         471,000       409,754        (94,390)          264,176      1,050,540
(unaudited)
                                      ======        ======          ======           ======        =======

* The amount of PLN 193,807 representing accumulated deficit as at January 1, 2001 includes PLN 11,736 (decrease of accumulated deficit) of the revenue recognition retrospective adjustment made in 2000.



              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
       for the three month periods ended March 31, 2002 and March 31, 2001
                              (in thousands of PLN)
--------------------------------------------------------------------------------

1.   Incorporation and Principal Activities

     Polska Telefonia Cyfrowa Sp. z o.o. (the "Company") is located in Warsaw, Al. Jerozolimskie 181 and was incorporated by the Notarial Deed dated December 20, 1995 and entered on the National Court Register kept by District Court in Warsaw, XIX Economic Department of National Court Register, Entry No. KRS 0000029159.

     The principal activities of the Company are providing cellular telephone communication services in accordance with the GSM 900 and 1800 licenses granted by the Minister of Communications and the sale of cellular telephones and accessories compatible with its cellular services. The services according to the Universal Mobile Telecommunication System ("UMTS") standard may be implemented from January 1, 2004 (see Note 4).

     The principal activities of the Company are generally not seasonal or cyclical.

     The Company generates and expends cash through its operating activities mostly in Polish zloty ("PLN"). Therefore Management has designated the PLN as the reporting (functional) currency of the Company.

     Authorization of the condensed consolidated financial statements

     These condensed consolidated financial statements, which include the condensed financial statements of Polska Telefonia Cyfrowa Sp. z o.o. and its wholly owned subsidiaries, PTC International Finance B.V. and PTC International Finance (Holding) B.V. (consolidated) were authorized for issue by Management Board of Polska Telefonia Cyfrowa Sp. z o.o. on April 25, 2002.

2.   Significant events in the three month period ended March 31, 2002

     On March 4, 2002 the Company signed the overdraft agreement with Deutsche Bank Polska for the operational activity. The loan drawn under this agreement is payable till October 30, 2002. As at March 31, 2002 the overdraft outstanding under the above agreement amounted to PLN 16,498.

3.   Extract from the Company's Accounting Policies

     These condensed consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies and methods of computation used in the preparation of the condensed consolidated financial statements are consistent with those used in the annual consolidated financial statements for the year ended December 31, 2001. In the opinion of the Management all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation have been included. These condensed consolidated financial statements should be read in a conjunction with the 2001 consolidated financial statements and the related notes.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
       for the three month periods ended March 31, 2002 and March 31, 2001
                              (in thousands of PLN)
--------------------------------------------------------------------------------


3.   Extract from the Company's Accounting Policies (cont.)

     a.   Tangible Fixed Assets

     Effective January 2002 the Company changed the expected useful lives for part of network fixed assets and non-network other fixed assets (i.e. modems, UPS equipment and other).

     Changes in depreciation rates were as follows:

                                             from                     to
      -  network fixed assets                4 - 12.5%           10   - 25%
      -  non-network other fixed assets     10 - 20%             12.5 - 33%

     If the new rates were applied for the three month period ended March 31, 2001, the depreciation expense would increase by PLN 17,749.

     b.   Changes in the presentation

     Prepayments and Deferred costs

     Starting from January 1, 2002 the Company distinguished short- and long-term prepayments. The balance of "Debtors and prepayments" was decreased and the balance of "Deferred costs" was increased by PLN 4,600 as at December 31, 2001, respectively.

     Accruals and Interest-bearing liabilities

     Starting from January 1, 2002 the Company transferred accrued interests from accruals to interest-bearing liabilities, all within current liabilities. The balance of short-term "Interest-bearing liabilities" was increased and the balance of "Accruals" was decreased by PLN 108,157 as at December 31, 2001, respectively.

     Accruals, Deferred income and other liabilities

     Starting from January 1, 2002 the Company transferred social fund from accruals to other liabilities, all within current liabilities. The balance of "Accruals" was decreased and the balance of "Deferred income and other liabilities" was increased by PLN 2,920 as at December 31, 2001, respectively.

     Accounts payable, Deferred income and other liabilities

     Starting from January 1, 2002 the Company transferred deposits from subscribers from accounts payable to other liabilities, all within current liabilities. The balance of "Accounts payable" was decreased and the balance of "Deferred income and other liabilities" was increased by PLN 3,815 as at December 31, 2001, respectively.

     c.   Valuation of assets and liabilities denominated in foreign currencies

     The Company recalculated assets and liabilities denominated in foreign currencies as at March 31, 2001. The assets were translated using the bid foreign exchange rates and the liabilities were translated using the offer foreign exchange rates of the bank serving the Company in most of transactions. The rules were not applied to the contracts denominated in foreign currencies containing specific clauses regarding translation.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
       for the three month periods ended March 31, 2002 and March 31, 2001
                              (in thousands of PLN)
--------------------------------------------------------------------------------


3.   Extract from the Company's Accounting Policies (cont.)

     c. Valuation of assets and liabilities denominated in foreign currencies (cont.)

     The change was initiated by the changes in the Polish Accounting Standards ("PAS") due to amendments enacted in the Polish Accounting Act. The Company has decided to apply those more precise rules under International Accounting Standards ("IAS"). If the new rates were applied from January 1, 2001, the net foreign exchange losses would increase by PLN 32,200 for the three month period ended March 31, 2001.

     d.   Revenue recognition policy

     In the first quarter of 2001, the Company adopted a new accounting policy regarding multi-element sale transactions and applied it retrospectively. The change in the revenue recognition policy was initiated by Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101") that was issued by the Securities and Exchange Commission staff. SAB 101 reflects basic principles of revenue recognition in existing generally accepted accounting principles in the United States. Based on the above bulletin and further interpretations, the Company set criteria for recognition of multiple-element transactions and their presentation in the IAS consolidated financial statements.

     The multiple-element transactions with post-paid clients are classified as separable or non-separable contracts whereas the pre-paid services are treated as separable transactions. The initial revenue from a multiple-element arrangement that is non-separable (handset price and activation fee) is deferred over the average expected life of the customer. The direct cost of a product sold in this contract is also deferred in line with revenue but the initial excess of cost over the revenue is immediately expensed. The revenue from separable multiple-element transactions and costs related to these transactions are recognized in the statement of operations as incurred.

     e.   Financial instruments

     According to IAS 39 the Company recognizes all financial assets and liabilities including derivatives in its balance sheet. The fair value gains (losses) resulting from the remeasurement of derivatives to fair value are included in the statement of operations except for derivatives designated as hedging instruments under hedge accounting rules.

     The Company applied hedge accounting only for its cross-currency interest rate swaps ("CC swaps") which are designated to hedge foreign currency risk on the future coupon payments on the Company's Notes (see Notes 9 and 11). Changes in the fair value of CC swaps that are highly effective are deferred in the equity till hedged interest payable affects the statement of operations.

4.   Events after the balance sheet date

     On April 24, 2002 the Company received the decision from the Regulator for the Telecommunication Market in Poland confirming the postponement of the UMTS launch deadlines by 12 months. According to this decision the Company is obliged to start rendering the UMTS services not later than on January 1, 2005 and not earlier than on January 1, 2004.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
       for the three month periods ended March 31, 2002 and March 31, 2001
                              (in thousands of PLN)
--------------------------------------------------------------------------------


5.   Net sales


                                                                Three month                Three month
                                                               period ended                period ended
                                                              March 31, 2002              March 31, 2001
                                                                (unaudited)                (unaudited)

         Service revenues and fees                              1,073,195                      928,421
         Sales of telephones and accessories                       52,985                       52,733
                                                         -----------------          -------------------
                                                                1,126,180                      981,154
                                                                  =======                     ========


6.   Costs and expenses


                                                                Three month                Three month
                                                               period ended                period ended
                                                              March 31, 2002              March 31, 2001
                                                                (unaudited)                (unaudited)

         Cost of sales:

              Cost of services sold                               446,445                       377,773
              Cost of sales of telephones and                     241,036                       241,618
              accessories
                                                         ------------------           -----------------
                                                                  687,481                       619,391

         Operating expenses:
              Selling and distribution costs                      136,507                       158,897
              Administration and other operating costs             53,485                        47,901
                                                         -----------------            -----------------
                                                                  189,992                       206,798
                                                         -----------------            -----------------
                                                                  877,473                       826,189
                                                                 ========                      ========


7.   Tangible fixed assets, net


                                                                   As at                      As at
                                                              March 31, 2002            December 31, 2001
                                                                (unaudited)

         Land and buildings                                          224,359                    186,473
         Plant and equipment                                       2,780,810                  2,821,953
         Motor vehicles                                               17,310                     18,800
         Other fixed assets                                          514,814                    548,470
         Construction in progress                                    175,040                    208,114
                                                              --------------             --------------
                                                                   3,712,333                  3,783,810
                                                                    ========                   ========



     During the three month period ended March 31, 2002 the Company capitalized PLN 2,924 of foreign exchange losses, PLN 2,520 of interest expense and PLN 53 of hedging expense and for the three month period ended March 31, 2001 the Company capitalized PLN 7,299 of foreign exchange gains and PLN 3,740 of interest expense.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
       for the three month periods ended March 31, 2002 and March 31, 2001
                              (in thousands of PLN)
--------------------------------------------------------------------------------


7.       Tangible fixed assets, net (cont.)

         The table of movements in tangible fixed assets:



                              Land and      Plant and   Motor vehicles Other fixed  Construction     Total
                              Buildings     equipment                     assets     in progress

         Cost

         As at January 1,      200,097     3,995,617        35,221       631,026        208,114   5,070,075
         2002
         Additions                   -         9,095             -           935         94,154     104,184
         Transfers              41,916       103,341           798      (19,326)      (126,365)         364
         Disposals                   -       (11,765)       (1,428)        (834)          (863)     (14,890)
                            ------------  -----------   -----------   ------------  -------------------------
         As at March 31,       242,013     4,096,288        34,591       611,801        175,040   5,159,733
         2002
                            ------------  -----------   -----------   ------------  -------------------------
         Depreciation
         As at January 1,       13,624     1,173,664        16,421        82,556              -   1,286,265
         2002
         Charge                  1,482       150,508         2,115        17,581              -     171,686
         Transfer                2,548             -             -       (2,491)              -          57
         Disposals                   -       (8,694)       (1,255)         (659)              -    (10,608)
                            ------------  -----------   -----------   ------------  -------------------------
         As at March 31,        17,654     1,315,478        17,281        96,987              -   1,447,400
         2002
                            ------------  ------------  ------------  ------------  -------------------------
         Net book value as     186,473     2,821,953        18,800       548,470        208,114   3,783,810
         at January 1, 2002
                               =======       =======       =======       =======        =======     =======

         Net book value as     224,359     2,780,810        17,310       514,814        175,040   3,712,333
         at March 31, 2002
         (unaudited)           =======       =======       =======       =======        =======     =======



     During the three month period ended March 31, 2002 the Company recognized PLN 9,000 of additional depreciation related to expected losses for the count of network tangible assets.

     Tangible fixed assets held under capital leases (included in the previous schedule):


                                                          As at                            As at
                                                     March 31, 2002                 December 31, 2001
                                                       (unaudited)

                                                Land     Buildings     Other     Land     Buildings     Other

         Cost                                   6,293    234,714        990      6,293    193,177        990
         Accumulated depreciation                   -    (17,579)      (264)          -   (13,625)      (240)
                                             --------   ---------- ---------  ---------  ---------- ---------
         Net                                    6,293    217,135        726      6,293    179,552        750
                                                =====     ======      =====      =====     ======      =====


     Starting from January 1, 2002 the Company transferred the improvements made in leased buildings from Other fixed assets to Land and Buildings. As at March 31, 2002 gross value and accumulated depreciation of the reclassified improvements amounted to PLN 40,767 and PLN 2,747, respectively.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
       for the three month periods ended March 31, 2002 and March 31, 2001
                              (in thousands of PLN)
--------------------------------------------------------------------------------


7.   Tangible fixed assets, net (cont.)

     a.   Capital commitments



                                                                  As at                        As at
                                                             March 31, 2002              December 31, 2001
                                                               (unaudited)

         Authorized and contracted                                   411,879                    393,841
         Authorized and not contracted                               621,939                    709,780
                                                               -------------              -------------
                                                                   1,033,818                  1,103,621
                                                                    ========                   ========



8.   Intangible fixed assets, net


                                                                  As at                       As at
                                                             March 31, 2002            December 31, 2001
                                                               (unaudited)

         GSM and UMTS licenses                                     2,197,528                  2,143,111
         Computer and network software                               247,426                    240,402
         Trademark                                                       129                        132
         Transaction costs                                            27,649                     29,165
                                                             ---------------            ---------------
                                                                   2,472,732                  2,412,810
                                                                   =========                  =========



     During the three month period ended March 31, 2002 the Company capitalized PLN 33,492 of foreign exchange losses, PLN 39,596 of interest expense and PLN 611 of hedging expense on intangible fixed assets. For the three month period ended March 31, 2001 the Company capitalized PLN 77,483 of foreign exchange gains and PLN 37,109 of interest expense on intangible fixed assets.

     The Company has no intangible assets generated internally.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
       for the three month periods ended March 31, 2002 and March 31, 2001
                              (in thousands of PLN)
--------------------------------------------------------------------------------



8.   Intangible fixed assets, net (cont.)

     The table of movements in intangible fixed assets:



                                GSM & UMTS     Computer and      Trade Mark      Transaction        Total
                                 Licenses     network software                      costs

         Cost

         As at January 1,         2,448,862         468,941               206          35,137     2,953,146
         2002
         Additions                        -          42,929                 -              14        42,943
         Transfers                        -            (364)                -               -          (364)
         Disposals                        -               -                 -               -             -
         Capitalization              73,699               -                 -               -        73,699
                              -------------   -------------    --------------  --------------  -------------
         As at March 31, 2002     2,522,561         511,506               206          35,151     3,069,424
                              -------------   -------------    --------------  --------------  -------------
         Amortization
         As at January 1,           305,751         228,539                74           5,972       540,336
         2002
         Charge                      19,282          35,628                 3           1,530        56,443
         Transfers                        -             (57)                -               -           (57)
         Disposals                        -             (30)                -               -           (30)
                              -------------   -------------    --------------  --------------  -------------
         As at March 31, 2002       325,033         264,080                77           7,502       596,692
                              -------------   -------------    --------------   -------------  -------------
         Net book value as        2,143,111         240,402               132          29,165     2,412,810
         at January 1, 2002
                                    =======         =======           =======         =======       =======

         Net book value as        2,197,528         247,426               129          27,649     2,472,732
         at March 31, 2002
         (unaudited)               ========        ========          ========        ========       =======


              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
       for the three month periods ended March 31, 2002 and March 31, 2001
                              (in thousands of PLN)
--------------------------------------------------------------------------------


9.   Interest-bearing liabilities



                                                                   As at                      As at
                                                              March 31, 2002            December 31, 2001
                                                                (unaudited)               (reclassified)

         Short-term portion

         Interest accrued on Notes                                    77,524                      47,428
         GSM license liability                                        58,239                      55,747
         Overdraft facilities                                         50,432                           -
         Interest accrued on Bank Credit Facilities                   22,534                      60,729
         Finance lease payable                                        21,767                      21,802
         Index swaps                                                   4,600                       4,723
                                                         ------------------------   ------------------------
                                                                     235,096                     190,429
                                                                     =======                     =======

         Long-term portion

         Notes                                                     3,412,380                   3,258,680
         Bank Credit Facilities                                    1,034,580                   1,288,594
         UMTS license liability                                      360,944                     342,692
         Finance lease payable                                       179,650                     174,112
         Index swaps                                                  21,295                      19,855
                                                         ------------------------------------------------------
                                                                   5,008,849                   5,083,933
                                                                    ========                    ========



     a.   Notes

     The balance of the Notes represents the Company's liabilities (discounted values) due to holders of the following Notes:

     10 3/4% Notes - face value of USD 253,203,000 ("10 3/4 Notes") maturing on July 1, 2007

     11 1/4% Notes - face value of USD 150,000,000 ("11 1/4 Notes") maturing on December 1, 2009

     11 1/4% Notes - face value of EUR 300,000,000 ("11 1/4 Notes") maturing on December 1, 2009

     10 7/8% Notes - face value of EUR 200,000,000 ("10 7/8 Notes") maturing on May 1, 2008

     b.   Overdraft facilities

     The balance of PLN 50,432 consists of the overdrafts in current accounts according to the agreements signed in the previous years and an agreement signed in the first quarter of 2002 (see Note 2).

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
       for the three month periods ended March 31, 2002 and March 31, 2001
                              (in thousands of PLN)
--------------------------------------------------------------------------------



10.  Related party transactions


                                                         As at and for the three    As at December 31, 2001
                                                           month period ended       and for the three month
                                                             March 31, 2002               period ended
                                                               (unaudited)              March 31, 2001
                                                                                          (unaudited)

         Elektrim S.A.

             Inter-company receivables                                  6                         93
             Inter-company payables                                    26                         23
             Inter-company sales                                      103                        306
             Inter-company purchases                                   61                         88

         Elektrim Telekomunikacja Sp. z o.o.

             Inter-company sales                                       24                          8
             Inter-company receivables                                 13                          -

         DeTeMobil Deutsche Telekom MobilNet GmbH

             Inter-company receivables                                171                        521
             Inter-company payables                                 3,309                      2,897
             Inter-company sales                                    4,600                      3,936
             Inter-company purchases                                4,670                      5,641

         The above transactions with DeTeMobil consist primarily of roaming services rendered and received.

         MediaOne International B.V.

             Inter-company purchases                                    -                        278


         Vivendi Telecom

         There were no transactions with Vivendi Telecom.

         Management believes that related party transactions were conducted primarily on market terms.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
       for the three month periods ended March 31, 2002 and March 31, 2001
                              (in thousands of PLN)
--------------------------------------------------------------------------------


11.  Derivative financial instruments



         Type of derivative              Forward   Note options   CC swaps  Index swaps    Rental       Total
                                        contracts                                        derivatives

         Balance as at January 1, 2002   (88,473)       82,860   (130,208)    (24,578)       29,947   (130,452)
         asset/(liability)
         Cash paid/(received) on            3,524            -       7,092     (2,307)       (1,753)     6,556
         realization
         Changes in the fair value
         together with realization
         reported in the statement of      21,322       26,700     (2,933)         990          380      46,459
         operations
         Changes in the fair value
         reported in shareholders'              -            -         924           -            -         924
         equity (hedge reserve)
                                       ---------------------------------------------------------------------------
         Balance as at March 31, 2002    (63,627)      109,560   (125,125)    (25,895)       28,574     (76,513)
         asset/(liability)
         (unaudited)                     ========     ========   =========    ========      =======    ========



     Forward contracts

     The forward contracts represent mainly transactions that the Company undertook in 2001 in order to hedge foreign currency risk related to short-term operational activities. None of the forward contracts matures later than December 31, 2002. The forward contracts are presented in the balance sheet under "Deferred income and other liabilities" in current liabilities.

     Note options

     Note options represent call options bifurcated from the Company's Notes according to IAS 39. The note options are presented in the balance sheet under "Financial assets" in long-term assets.

     Index swaps

     Index swaps are derivatives separated from finance lease liabilities maturing in 2013. They represent part of finance lease liabilities related to annual changes of rental payments amended by foreign inflation indices. The index swaps are presented in the balance sheet under "Interest-bearing liabilities", separately short- and long-term portion.

     Rental derivatives

     Rental derivatives represent derivatives separated from trade contracts having payments dependent on other than functional currency of the Company of the counterparty. The average periods of these agreements are between 5-10 years. The rental derivatives are presented in the balance sheet under "Short-term investments and other financial assets" and under "Financial assets", separately short- and long-term portion.

     CC swaps

     The balance of CC swaps represents the valuation of cross-currency interest rate swaps which the Company entered to hedge foreign currency risk related to interests payable on the Company's Notes. The CC swaps will mature between 2005 and 2007. The Company adopted hedge accounting principles for recognition of these transactions. The CC swaps are presented in the balance sheet under "Deferred income and other liabilities" and under "Non-interest-bearing liabilities", separately short- and long-term portion.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
       for the three month periods ended March 31, 2002 and March 31, 2001
                              (in thousands of PLN)
--------------------------------------------------------------------------------


12.  Estimation of the fair values

     The following table presents the carrying amounts and fair values of the Company's financial instruments outstanding as at March 31, 2002 and December 31, 2001, in million PLN. The carrying amounts in the table are included in the balance sheet under the indicated captions.


                                                                   As at                      As at
                                                              March 31, 2002            December 31, 2001
                                                              (unaudited)
                                                               million PLN                million PLN
                                                         Carrying     Fair value     Carrying     Fair value
                                                          amount                      amount


         Financial Assets

         Cash and cash equivalents                             26            26            37           37
         Short-term investments and other financial           101           102            98           99
         assets
         Debtors and accrued revenue                          498           498           507          507
         Financial assets (long-term)                         132           132           106          106

         Financial Liabilities
         Current liabilities                                  668           668           680          680
         Long-term liabilities                              4,947         5,135         5,055        5,073


     Debtors and current liabilities

     The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

     Cash and cash equivalents, short-term investments and financial assets (long-term)

     The carrying amounts of cash and cash equivalents approximate fair values. The fair value of short-term and long-term investments is estimated on quoted market values.

     Long-term liabilities

     The fair value of fixed rate long-term debt is estimated using the expected future payments discounted at market interest rates, except for the publicly traded liabilities, which are quoted at market values. The carrying amount of market-based floating rate long-term loans approximates their fair value.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
       for the three month periods ended March 31, 2002 and March 31, 2001
                              (in thousands of PLN)
--------------------------------------------------------------------------------


13.  Differences between IAS and U.S. GAAP

     The Company's condensed consolidated financial statements are prepared in accordance with IAS, which differ in certain aspects from generally accepted accounting principles in the United States ("U.S. GAAP").

     The effects of the principal differences between IAS and U.S. GAAP in relation to the Company's condensed consolidated financial statements are presented below, with explanations of certain adjustments that affect total comprehensive net income.

     Reconciliation of consolidated net income/(loss):


                                                         Three month period ended   Three month period ended
                                                        March 31, 2002 (unaudited)       March 31, 2001
                                                                                           (unaudited)

         Net income under IAS                                         52,230                    136,718

         U.S. GAAP adjustments:

         (a)   Removal of foreign exchange                           (37,080)                    84,782
               differences capitalized for IAS
         (b)   Depreciation and amortization of                        2,314                      2,315
               foreign exchange differences
         (c)      Revenue recognition (SAB 101)                            9                        172
         (d)   SFAS 133 versus IAS 39 adjustments                    (26,700)                    15,217
         (f)   Deferred tax on above                                   7,445                     (1,626)
                                                               -------------              -------------
         Net income/(loss) under U.S. GAAP before                    (1,782)                    237,578
         cumulative effect on accounting changes

         Accounting changes adjustments:

         (d)   SFAS 133 versus IAS 39 adjustments                          -                    (35,158)
         (e)   Transaction costs                                           -                      7,220
         (f)   Deferred tax on above                                       -                      6,470
                                                                ------------               ------------
         Net income/(loss) under U.S. GAAP                           (1,782)                    216,110
                                                                     =======                    =======


              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
       for the three month periods ended March 31, 2002 and March 31, 2001
                              (in thousands of PLN)
--------------------------------------------------------------------------------


13.  Differences between IAS and U.S. GAAP (cont.)

     Reconciliation of consolidated shareholders' equity:



                                                                   As at                       As at
                                                               March 31, 2002            December 31, 2001
                                                               (unaudited)

         Consolidated shareholders' equity                         1,050,540                    995,745
         under IAS

         U.S. GAAP adjustments:
         (a)   Removal of foreign exchange                           (29,069)                     8,011
               differences capitalized for IAS
         (b)   Depreciation and amortization on above                 34,547                     32,233
         (c)      Revenue recognition (SAB 101)                         (429)                      (438)
         (d)   SFAS 133 versus IAS 39 adjustments                    (54,772)                   (56,869)
         (f)   Deferred tax on above                                    (477)                    (1,299)
                                                               -------------              -------------
         Consolidated shareholders' equity
         under U.S. GAAP before cumulative effect on               1,000,340                    977,383
         accounting changes

         Accounting changes adjustments:

         (d)   SFAS 133 versus IAS 39 adjustments                          -                     28,797
         (f)   Deferred tax on above                                       -                     (6,623)
                                                               -------------              -------------
         Consolidated shareholders' equity under U.S.              1,000,340                    999,557
         GAAP
                                                                    ========                   ========



     a.   Removal of foreign exchange differences capitalized for IAS

     In accordance with IAS 23 "Borrowing Costs", the Company capitalizes financing costs, including interest and foreign exchange gains or losses, into assets under construction (tangible fixed assets and the UMTS license). The financing costs are capitalized only during the period of construction or acquisition of the qualifying assets.

     Under Statement of Financial Accounting Standards 52 "Foreign Currency Translation", however, foreign exchange differences relating to financing obligations should be included in the statement of operations of the Company. Consequently, the amounts of foreign exchange differences capitalized in accordance with IAS 23 in the Company's condensed consolidated financial statements are expensed under U.S. GAAP.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
       for the three month periods ended March 31, 2002 and March 31, 2001
                              (in thousands of PLN)
--------------------------------------------------------------------------------



13.  Differences between IAS and U.S. GAAP (cont.)

     b.   Depreciation and amortization

     The U.S. GAAP adjustments for depreciation and amortization shown above represent the amounts of depreciation and amortization charges relating to capitalized foreign exchanges differences in the Company's IAS condensed consolidated financial statements. Since under U.S. GAAP these foreign exchange differences are expensed when incurred, the depreciation and amortization of these capitalized differences under IAS have been reversed.

     c.   Revenue recognition (SAB 101)

     Under U.S. GAAP, the application of SAB 101 results in the different treatment of the separable multiple-element transactions. Revenues and costs related to those transactions are recognized in the income statement as incurred, except for up-front non-refundable fees (activation fees) and direct costs related to these fees. These activation fees and related costs are deferred over the average expected life of the customer. Under IAS up-front non- refundable fees are recognized immediately.

     d.   SFAS 133 versus IAS 39 adjustments

     Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" (with its later changes - Statements No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" and No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133"), as amended, establishes accounting and reporting standards for the financial instruments.

     The Company adopted Statement 133 on January 1, 2001 and applied it to all hybrid instruments.

     Long-term Notes issued by the Company have embedded derivatives (CALL options). These options should be separated from host contract and accounted for as a derivative under IAS 39, while they should not be separated under SFAS 133. Therefore, the fair value of the bifurcated options is not recognized for U.S. GAAP purposes.

     e.   Transaction costs

     IAS 39 requires transaction costs to be included in the initial measurement of financial assets and liabilities. Under U.S. GAAP these costs should be presented as deferred costs in the amount of PLN 83,645 as at December 31, 2001 and PLN 82,943 as at March 31, 2002.

     f.   Presentation of deferred taxation

     Under IAS the Company may, if certain criteria are met, net deferred tax liabilities and assets and present a net balance in the balance sheet. Under U.S. GAAP current and non-current portions, by tax jurisdiction, of the above should be disclosed separately. As at March 31, 2002 the Company recognized PLN 223,653 of net current deferred tax asset and PLN 288,915 of net long-term deferred tax liability. As at December 31, 2001 the net current deferred tax asset amounted to PLN 210,978 and net long-term deferred tax liability amounted to PLN 271,021.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
            Notes to the Condensed Consolidated Financial Statements
       for the three month periods ended March 31, 2002 and March 31, 2001
                              (in thousands of PLN)
--------------------------------------------------------------------------------


13.  Differences between IAS and U.S. GAAP (cont.)

     g.   Extraordinary item

     In the first quarter of 2001 the Company refinanced the existing Loan Facility by the new Bank Credit Facilities. The intangible asset related to the Loan facility arrangement amounting to PLN 10,122 was written-off, net of a tax benefit of PLN 2,834. According to U.S. GAAP the Company should recognize this costs as an extraordinary item. Under IAS it is presented under amortization expense.

     h.   Other comprehensive income

     The hedge reserve under U.S. GAAP constitutes a part of other comprehensive income, a component of shareholders' equity. The changes in other comprehensive income (hedge reserve) are reflected in accumulated other comprehensive income. A sum of other comprehensive income and net income for the period represents comprehensive income for the period.

     i.   SFAS 95

     According to IAS 7-Cash Flow Statement cash flow from operating activities begins with net income before taxation, whereas Statement of Financial Accounting Standards No. 95, Statement of Cash Flows requires cash flow from operating activities to begin with net income after tax.

     k.   New accounting standards

     The implementation of the Statements No. 141, Business Combinations, No. 142, Goodwill and Other Intangible Assets and No. 144, Accounting for the Impairment of Long Lived Assets from January 1, 2002 has not caused the material changes to the Company's condensed consolidated financial statements.

     The Company plans to implement the Statements No. 143, Accounting for Asset Retirement Obligations from January 1, 2003.